CUSIP No. 549333201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LUCAS ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

549333201
(CUSIP Number)

Lucas Energy Shareholders for Change
c/o Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 5, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CCM Opportunistic Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Aaron J. Kennon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
David M. Heikkinen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on September 27, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Lucas Energy, Inc. (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 1 to furnish the additional information set forth herein.  The principal executive office address of the Issuer is 3555 Timmons Lane, Suite 1550, Houston, Texas 77027.

Item 2.                      Identity and Background

Item 2 of the Initial 13D is hereby amended at add the following:

As of the close of business on October 15, 2012, Messrs. Eberwein, Knapp, Kennon, Heikkinen, CCM Partners and CCM Advisors are no longer members of Lucas Energy Shareholders for Change and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Initial 13D in its entirety and replacing it with the following:

As of the close of business on October 15, 2012, none of the Reporting Persons beneficially own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

Item 4 of the Initial 13D is hereby amended at add the following:

As of the close of business on October 15, 2012, the Reporting Persons have ceased to own any shares of Common Stock of the Issuer, are no longer member of Lucas Energy Shareholders for Change, and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended at add the following:

(a) – (b)

As of the close of business on October 15, 2012, none of the Reporting Persons own any shares of Common Stock of the Issuer.

(c)

Since the filing of the Initial 13D, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer on the open market:

Jeffrey E. Eberwein
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
10/05/12	(248,745.00)	1.9460	(484,070.00)	Open Market
10/08/12	(213,373.00)	1.8691	(398,826.00)	Open Market
10/09/12	(336,100.00)	1.7892	(601,339.00)	Open Market
10/10/12	(80,900.00)	1.7168	(138,887.00)	Open Market
10/11/12	(145,882.00)	1.7506	(255,381.00)	Open Market

David M. Heikkinen
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
10/05/12	(46,966.00)	1.9582	(91,970.70)	Open Market
10/05/12	(32,634.00)	2.143257	(69,943.05)	Open Market

CCM Opportunistic Partners, LP
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
10/05/12	(58,300.00)	2.0040	(116,833.20)	Open Market

Aaron J. Kennon
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
10/05/12	(25,000.00)	2.0559	(51,397.50)	Open Market

Alfred John Knapp, Jr.
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
10/12/12	(45,500.00)	1.8300	(83,265.00)	Open Market
10/12/12	(5,000.00)	1.8301	(9,150.27)	Open Market
10/12/12	(5,000.00)	1.8500	(9,250.00)	Open Market
10/12/12	(10,000.00)	1.8200	(18,200.00)	Open Market
10/15/12	(5,000.00)	1.8801	(9,400.50)	Open Market
10/15/12	(2,000.00)	1.8805	(3,761.00)	Open Market
10/15/12	(3,000.00)	1.8804	(5,641.20)	Open Market

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement filed with the Initial 13D on September 27, 2012 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

Jeffrey Eberwein	Alfred John Knapp, Jr.

/s/ Jeffrey Eberwein	/s/ Alfred John Knapp, Jr.
Jeffrey Eberwein, Individually	Alfred John Knapp, Jr., Individually

Aaron J. Kennon	CCM Opportunistic Partners, LP

By: CCM Opportunistic Partners GP, LP,
/s/ Aaron J. Kennon	its General Partner
Aaron J. Kennon, Individually
By: CCM GP, LLC, its General Partner

David M. Heikkinen
By: /s/ Alfred John Knapp, Jr.
Name: Alfred John Knapp, Jr.
/s/ David M. Heikkinen	Title: Manager
David M. Heikkinen, Individually

CCM Opportunistic Advisors, LLC

/s/ Alfred John Knapp, Jr.
Name: Alfred John Knapp, Jr.
Title: Manager